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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           PACIFIC SCIENTIFIC COMPANY
                           (NAME OF SUBJECT COMPANY)

                             ACC ACQUISITION CORP.
                              DANAHER CORPORATION
                                   (BIDDERS)

                         COMMON STOCK, $1.00 PAR VALUE
           (including the Associated Preferred Share Purchase Rights)
                         (TITLE OF CLASS OF SECURITIES)

                                     694806
                            ------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              PATRICK W. ALLENDER
                              DANAHER CORPORATION
                              1250 24TH ST., N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 828-0850
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to:

                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

                            ------------------------


                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION* $412,445,742.50           AMOUNT OF FILING FEE $82,490.00
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 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 13,634,570 shares of common stock, $1.00 par value (the 'Shares'), of Pacific Scientific Company (the 'Company'), at a price per Share of $30.25 in cash. Such number of Shares represents all of the 12,481,306 Shares outstanding as of January 31, 1998, plus 1,153,264 Shares issuable upon the exercise of outstanding stock options.

 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
     Amount Previously Paid: None
     Form or Registration No.: N/A
     Filing Party: N/A
     Date Filed: N/A
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                       Exhibit Index is located on Page 8

CUSIP NO. 694806                        14D-1

 1.  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of the Above Persons

     ACC Acquisition Corp.

 2.  Check the Appropriate Box if a Member of a Group                   (a) / /
                                                                        (b) / /

 3.  SEC Use only

 4.  Source of Funds

     AF
 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                     / /

 6.  Citizenship or Place of Organization

     California

 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

     none

 8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   / /

 9.  Percent of Class Represented by Amount in Row (7)

     not applicable

10.  Type of Reporting Person

     CO

                                       2


CUSIP NO. 694806                        14D-1


 1.  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of the Above Person

     Danaher Corporation

 2.  Check the Appropriate Box if a Member of a Group                   (a) / /
                                                                        (b) / /

 3.  SEC Use only

 4.  Source of Funds

     WC or BK

 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                     / /

 6.  Citizenship or Place of Organization

     Delaware

 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

     none

 8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   / /

 9.  Percent of Class Represented by Amount in Row (7)

     not applicable

10.  Type of Reporting Person

     CO

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by ACC Acquisition Corp., a California corporation (the 'Purchaser') and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation ('Parent'), to purchase all outstanding shares of common stock, par value $1.00 per share (the 'Common Shares'), of Pacific Scientific Company, a California corporation, including the associated Preferred Share Purchase Rights (together with the Common Shares, the 'Shares'), at $30.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the 'Offer to Purchase'), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the 'Offer'). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Pacific Scientific Company, a California corporation (the 'Company'). The address of the Company's principal executive offices is 620 Newport Center Drive, Suite 700, Newport Beach, California 92660.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6--'Price Range of Shares; Dividends' of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is filed by the Purchaser and Parent. The information set forth in the Introduction, in Section 9--'Certain Information Concerning the Purchaser and Parent' and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser Entities (as defined in the Offer to Purchase) nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, in Section 9--'Certain Information Concerning the Purchaser and Parent,' in Section 11--'Background of the Offer; Contacts with the Company' and in Section 12--'Purpose of the Offer, the Merger and the Merger Agreement' of the Offer to

Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10--'Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(g) The information set forth in the Introduction, in Section 7--'Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration' and in Section 12--'Purpose of the Offer, the Merger and the Merger Agreement' of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, in Section 9--'Certain Information Concerning the Purchaser and Parent' and in Section 12--'Purpose of the Offer, the Merger and the Merger Agreement' is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, in Section 9--'Certain Information Concerning the Purchaser and Parent,' in Section 11--'Background of the Offer; Contacts with the Company' and in Section 12--'Purpose of the Offer, the Merger and the Merger Agreement' of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction, in Section 16--'Fees and Expenses' and in Section 17--'Miscellaneous' of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9--'Certain Information Concerning the Purchaser and Parent,' of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold shares being sought in the Offer.


ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth under Introduction, in Section 9--'Certain Information Concerning the Purchaser and Parent,' in Section 11--'Background of the Offer; Contacts with the Company,' and in Section 12--'Purpose of the Offer, the Merger and the Merger Agreement' of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 12--'Purpose of the Offer, the Merger and the Merger Agreement' and in Section 15--'Certain Legal Matters' of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7--'Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration' of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated February 6, 1998

     (a)(2) Letter of Transmittal

     (a)(3) Notice of Guaranteed Delivery

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

     (a)(7) Form of Summary Advertisement, dated February 6, 1998

     (a)(8) Text of Press Release, dated February 2, 1998

     (a)(9) Text of Press Release, dated February 6, 1998

     (b)(1) Credit Agreement, dated as of September 7, 1990, among Danaher Corporation, the financial institutions listed therein and Bankers Trust Company, as Agent, filed as Exhibit 10(b) to the Annual Report on Form 10-K of Danaher Corporation, for the year ended December 31, 1996, and incorporated by reference herein.

     (b)(2) Commitment Letter from the Bank of Nova Scotia to Danaher Corporation, dated February 3, 1998

     (c)(1) Agreement and Plan of Merger, dated as of January 31, 1998, by and among Danaher Corporation, the Purchaser and the Company, filed as Exhibit 1 to the Company's Current Report on Form 8-K filed February 2, 1998, and incorporated by reference herein

     (c)(2) Confidentiality Letter Agreement, dated January 9, 1998, by and among Danaher Corporation and the Company, filed as Exhibit 3 to the Company's
Schedule 14D-9 filed on February 6, 1998, and incorporated by reference herein

     (d) None

     (e) Not applicable

     (f) None

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1998

                                          ACC ACQUISITION CORP.

                                          BY: /s/ PATRICK W. ALLENDER
                                              ---------------------------------
                                              NAME:  PATRICK W. ALLENDER
                                              TITLE: Vice President, Treasurer
                                                       and Director

                                          DANAHER CORPORATION

                                          BY: /s/ PATRICK W. ALLENDER
                                              ---------------------------------
                                              NAME:  PATRICK W. ALLENDER
                                              TITLE: Senior Vice President,
                                                       Chief Financial Officer
                                                       and Secretary

                                EXHIBIT INDEX

                                                                      SEQUENTIAL
EXHIBIT                                                                PAGE NO.
--------------------------------------------------------------------- ----------
(a)(1)  -- Offer to Purchase, dated February 6, 1998
(a)(2)  -- Letter of Transmittal
(a)(3)  -- Notice of Guaranteed Delivery
(a)(4)  -- Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees
(a)(5)  -- Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees
(a)(6)  -- Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(7)  -- Form of Summary Advertisement, dated February 6, 1998
(a)(8)  -- Text of Press Release, dated February 2, 1998
(a)(9)  -- Text of Press Release, dated February 6, 1998
(b)(1)  -- Credit Agreement, dated as of September 7, 1990, among
           Danaher Corporation, the financial institutions listed
           therein and Bankers Trust Company, as Agent, filed as
           Exhibit 10(b) to the Annual Report on Form 10-K of Danaher
           Corporation, for the year ended December 31, 1996, and
           incorporated by reference herein
(b)(2)  -- Commitment Letter from the Bank of Nova Scotia to
           Danaher Corporation, dated February 3, 1998
(c)(1)  -- Agreement and Plan of Merger, dated as of January 31,
           1998, by and among Danaher Corporation, the Purchaser and
           the Company, filed as Exhibit 1 to the Company's Current
           Report on 8-K filed February 2, 1998, and incorporated by
           reference herein
(c)(2)  -- Confidentiality Letter Agreement, dated January 9, 1998, by and among Danaher Corporation and the Company, filed as
           Exhibit 3 to the Company's Schedule 14D-9 filed on
           February 6, 1998, and incorporated by reference herein
(d)     -- None
(e)     -- Not Applicable
(f)     -- None